UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934


                       CITY SAVINGS FINANCIAL CORPORATION
                                (Name of Issuer)

                         Common Stock, without par value
                         (Title of Class of Securities)

                                   17865P 10 2
                                 (CUSIP Number)

           George L. Koehm                                 Copy to:
  City Savings Financial Corporation                Claudia V. Swhier, Esq.
         2000 Franklin Street                         Barnes & Thornburg
     Michigan City, Indiana 46360                    11 S. Meridian Street
            (219) 879-5364                        Indianapolis, Indiana 46204
                                                       (317) 236-1313
           (Name, Address and Telephone Number of Person Authorized to
                       Receive Notices and Communications)

                                February 20, 2002
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of ss.240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. [ ]

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See ss. 240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                  SCHEDULE 13D
--------------------------------------------------------------------------------
CUSIP No. 17865P 10 2                                          Page 2 of 5 Pages
--------------------------------------------------------------------------------

---------- ---------------------------------------------------------------------
1          NAME OF REPORTING PERSON                             George L. Koehm
           S.S. or I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (entities only)

---------- ---------------------------------------------------------------------
2          CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP           N/A

---------- ---------------------------------------------------------------------
3          SEC USE ONLY

---------- ---------------------------------------------------------------------
4          SOURCE OF FUNDS   PF

---------- ---------------------------------------------------------------------
5          CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
           PURSUANT TO ITEMS 2(d) or 2(e)                                   [ ]

---------- ---------------------------------------------------------------------
6          CITIZENSHIP OR PLACE OF ORGANIZATION        United States of America

------------------------ ------ ------------------------------------------------
                         7      SOLE VOTING POWER          30,800

       NUMBER OF         ------ ------------------------------------------------
        SHARES           8      SHARED VOTING POWER             0
     BENEFICIALLY
       OWNED BY          ------ ------------------------------------------------
         EACH            9      SOLE DISPOSITIVE POWER      30,800
       REPORTING
        PERSON           ------ ------------------------------------------------
         WITH            10     SHARED DISPOSITIVE POWER         0


---------- ---------------------------------------------------------------------
11         AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
           30,800

---------- ---------------------------------------------------------------------
12         CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
           CERTAIN SHARES                                                   [ ]


---------- ---------------------------------------------------------------------
13         PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
           5.54%

---------- ---------------------------------------------------------------------
14         TYPE OF REPORTING PERSON
           IN
---------- ---------------------------------------------------------------------

ITEM 1.  SECURITY AND ISSUER.

         Title of Security:         Common Stock, without par value

         Issuer:                    City Savings Financial Corporation
                                    2000 Franklin Street
                                    Michigan City, IN  46360

ITEM 2.        IDENTITY AND BACKGROUND.

(a)  George L. Koehm

(b)  2000 Franklin Street
     Michigan City, IN  46360

(c)  Treasurer
     City Savings Financial Corporation
     2000 Franklin Street
     Michigan City, IN  46360

     Treasurer and Controller
     Michigan City Savings and Loan Association
     2000 Franklin Street
     Michigan City, IN  46360

(d)  no

(e)  no

(f)  United States of America

ITEM 3.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

     On December 27, 2001, George L. Koehm purchased 12,500 shares of City Savings Financial Corporation for $10.00 per share in the stock conversion of Michigan City Savings and Loan Association. On December 31, 2001, Mr. Koehm purchased 12,500 shares of City Savings Financial Corporation for $11.68 per share on the open market. On February 20, 2002, Mr. Koehm purchased 5,000 shares of City Savings Financial Corporation for $12.90 per share and 800 shares of City Savings Financial Corporation for $13.075 per share on the open market. Each purchase was funded by personal funds held by Mr. Koehm.

ITEM 4.  PURPOSE OF TRANSACTION.

     Mr. Koehm's acquisitions were made for investment purposes. Subject to market conditions, Mr. Koehm may purchase additional shares of City Savings Financial Corporation common stock, or may sell some or all of the shares of City Savings Financial Corporation common stock presently owned by him from time to time, as permitted under the securities laws. Mr. Koehm serves on the Board of Directors and as an executive officer of City Savings Financial Corporation. Mr. Koehm intends to hold all shares of City Savings Financial Corporation for investment and does not have any current plans or proposals which relate to or would result in:

     (a) the acquisition by any person of additional securities of the issuer, or the disposition of securities of the issuer;

     (b)  an   extraordinary   corporate   transaction,   such   as  a   merger,
reorganization or liquidation, involving the issuer or any of its subsidiaries;

     (c) a sale or transfer of a material amount of assets of the issuer or any of its subsidiaries;

     (d) any change in the present board of directors or management of the issuer, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board;

     (e) any material change in the present capitalization or dividend policy of the issuer;

     (f) any other material change in the issuer's business or corporate structure including but not limited to, if the issuer is a registered closed-end investment company, any plans or proposals to make any changes in its investment policy for which a vote is required by section 13 of the Investment Company Act of 1940;

     (g) changes in the issuer's charter, by-laws or instruments corresponding thereto or other actions which may impede the acquisition of control of the issuer by any person;

     (h) causing a class of securities of the issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;

     (i) a class of equity securities of the issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Act; or

     (j) any action similar to any of those enumerated above.

ITEM 5.  INTEREST IN SECURITIES OF THE ISSUER.

     (a) George L. Koehm beneficially owns 30,800 shares, or 5.54% of the outstanding shares of Common Stock of City Savings Financial Corporation.


     (b)      Sole Voting Power:                          30,800
              Shared Voting Power:                             0
              Sole Dispositive Power:                     30,800
              Shared Dispositive Power:                        0

     (c) For transactions in the class of securities reported on, that were effected during the past sixty days, see answer to Item 3.

     (d) N/A

     (e) N/A

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

                  N/A

ITEM 7. MATERIAL TO BE FILED AS EXHIBITS.

         N/A

                                    SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


                                              March 1, 2002



                                              /s/ George L. Koehm
                                              -----------------------
                                              George L. Koehm